UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
September 12, 2006
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
Date September 12, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO SUPPLIES GUANGZHOU PAPER WITH LARGE PRINTING PAPER LINE IN CHINA

(Helsinki, Finland, September 9, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)

Metso Paper will supply Guangzhou Paper in Guangdong province, China with a close to 400,000 tpy printing paper production line. Start-up is scheduled for end of 2007. The total value of the order is well over EUR 100 million.

The single-supplier delivery will include a complete 10.2-m-wide (wire), 2,000 m/min (design) OptiConcept paper machine, a parent reel cart, two winders and a roll wrapping machine, together with related stock preparation equipment, wet end chemical preparation and air systems.

Metso Automation will supply an extensive automation package, including machine, process and quality controls, systems for runnability and condition monitoring, and a system for web runnability monitoring.

Guangzhou Paper is one of China’s oldest and most respected newsprint makers. It is also the site of Metso Paper’s first paper machine delivery to the People’s Republic of China, 50 years ago. Currently the company operates five newsprint machines with a combined capacity of 470,000 tpy. The Metso-supplied OptiConcept PM 1 was successfully started up in May 2006. Recently Guangzhou Paper placed an order with Metso Paper for an extensive rebuild of the mill’s PM 8.

Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.

www.metso.com

For further information, please contact:
Pertti Soikkanen, Senior Vice President, Sales, Metso Paper, tel. +358 40 546 0002
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 20 484 3253

or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.